SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Federal Tax ID (CNPJ/MF) # 02.808.708/0001-07
State Tax ID (NIRE) # 35.300.157.770

Publicly-Held Company

NOTICE TO SHAREHOLDERS

We hereby inform our Shareholders that, in the meeting held on September 14, 2004, the Board of Directors had decided in favor of the payment of:

a)   Interest on Own Capital, on account of the results until August 31, 2004, to be added to the mandatory dividends of the 2004 fiscal year, at R$ 4.0300 per thousand common shares and R$4.4330 per thousand preferred shares, as set forth by Subsection I, Article 17 of Law # 9,457/96. The distribution will be taxed as established by law, resulting in a net payment of R$3.4255 per thousand common shares and R$3.7681 per thousand preferred shares, except for the corporate shareholders exempted from such taxes, who have proved their condition by submitting the requested documentation at the occasion of the payments made by this Company on March 25, 2004. It is worth mentioning that exempted shareholders who have not sent us the appropriate documentation according to our declaration model, they should submit it until September 24, 2004. The documentation consists of:

  Declaration with signature notarized and a certified copy of major taxation-exempted legal proceedings records, including updated certificate of purpose and status mentioning issue date of no later than 30 days, in addition to corporate documentation and shareholder’s legal representation; OR

  Declaration with signature notarized and a certified copy of Statement of Option for Taxation Special System provided for in Article 2 of the Provisional Measure # 2222, dated 09/04/2001, and duly filed with the Federal Revenue Service, in addition to corporate documentation and shareholder’s legal representation.

This documentation shall be sent to Companhia de Bebidas das Américas – AmBev – Equity Department – Rua Dr. Renato Paes de Barros,1.017 – 4º andar – CEP 04530-001 – São Paulo – SP. Shoud this referred condition not be proved up to that date, the income tax shall be withheld at source.

b)   Supplementary dividends at $1.8500 per lot of thousand common shares and R$2.0350 per lot of preferred shares, not including income tax withheld at source, based on same legal provision mentioned in item “a”.

These payments shall be made from October 08, 2004, based on the equity status as of September 20, 2004 and record date for ADRs as of September 23, 2004, date on which the respective accounting credit of interest on own capital and dividends shall occur, not incurring monetary restatement.

SERVICE

The shareholders who have already indicated their bank account shall have their credits available according to the check account informed to Banco Itaú S/A. For those shareholders who did not submit the mentioned above, Banco Itaú S/A, in its competence as Depositary Financial Institution shall send a notice containing information about the payment, which shall be submitted in any of its branches, containing instructions to effect respective credit in the shareholders’ bank account. The shareholders that are users of the fiduciary custody shall have their credits available as per procedures adopted by the Stock Exchange.

BRANCHES

Rio de Janeiro/RJ: Rua Sete de Setembro No. 99 – Subsolo; São Paulo/SP: Rua XV de Novembro No. 318 – Térreo; Porto Alegre/RS: Rua Sete de Setembro No. 746 – Sobreloja; Belo Horizonte/MG: Av. João Pinheiro No. 195 – Mezanino; Curitiba/PR: Rua João Negrão No. 65; Brasília/DF: SCS Quadra 3 – Edifício D’Ângela – Térreo; Salvador/BA: Av. Estados Unidos No. 50 – 2º andar; Recife/PE: Rua Floriano Peixoto No. 131 – Térreo; Fortaleza/CE: Rua Major Facundo No. 819 – Subsolo; Vitória/ES: Av. Marechal Mascarenhas de Moraes No. 319; Florianópolis/SC: Rua Tenente Silveira No. 340; Caxias do Sul/RS: Av. Júlio de Castilhos No. 2,680.

São Paulo, September 17, 2004

Luis Felipe Pedreira Dutra Leite
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.